

May 27, 2014

Via E-mail
Robin G. Lane
President and Chief Executive Officer
5130 S. Fort Apache Road, #215-219
Las Vegas, NV 89148

> **Re:** **Right Lane Acquisition I, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 8, 2014**
> **File No. 333-194109**

Dear Ms. Lane:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your disclosure that 10 percent of the offering proceeds will be available to you after the payment of underwriting commissions, underwriting expenses and dealer allowances permitted by Rule 419(b)(2)(i), exclusive of interest or dividends, as those proceeds are deposited into the escrow or trust account. However, we also note that the offering will not be underwritten. Please clarify your disclosure accordingly.

2. You state that the subscription funds will be held in a non-interest bearing trust account established by Underhill Securities Corp. for the benefit of the company, rather than an escrow account maintained by an insured depository institution. However, you also state that such funds will be held in an escrow account. See Securities Act Rule 419(b)(1)(i). Please revise to consistently describe the nature of the account holding the subscription funds throughout the prospectus.

Part I. Information Required in the Prospectus, page 4

The Offering, page 6

3. Please revise your disclosure in condition (5) on page 7 to conform with the remainder of your registration statement, including revision of the statement that 10% of the offering proceeds "may be released to the registrant after reaching the minimum offering and the eight percent (8.0%) sales agent fee."

Risk Factors, page 9

Investors Will Suffer Immediate and Substantial Dilution, page 13

4. The net book value if the minimum shares offered are sold of $24,935.00 presented here does not agree with the net book value of $23,600.00 disclosed on page 16. Please revise.

Item 4. Use of Proceeds, page 15

5. We have reviewed your changes in response to comment 12 from our letter dated March 24, 2014. Please tell us where you have disclosed how the "amount released to company at close of offering" will be used. Please also explain to us why footnote 1, which appears to refer to the net proceeds held in escrow, states these amounts will be utilized for legal, accounting and costs related to finding and completing an acquisition. In this regard, since the escrowed funds will not be released to you until after you have executed a qualifying acquisition agreement, it is unclear to us how these escrowed funds are available for expenses to find an acquisition. If these funds are available to reimburse you for previously incurred expenses of finding an acquisition, please revise your disclosure to clarify this.

Item 11. Information with Respect to the Registrant, page 21

Acquisition of Opportunities, page 25

6. We note your response to comment 22 in our letter dated March 24, 2014. However, we do not see summaries of the oral agreements pursuant to which Ms. Lane has verbally agreed that she will (i) advance to the company any additional funds which the company needs for operating capital and for costs in connection with searching for or completing an acquisition, interest free without the expectation of repayment or (ii) pay all of the expenses of the offering attached as exhibits to your registration statement. Please file summaries of both such oral agreements as exhibits to your registration statement, as you have previously undertaken to do.

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

> 7. We note that Ms. Lane appears to serve as a manager, officer or director for a number of other entities organized in Nevada, including but not limited to Cartel Blue, Inc. and Harmony Health Products Inc. Please revise your registration statement to include this information or tell us why it is not required.

Financial Statements, page 30

Report of Independent Registered Public Accounting Firm, page 30

> 8. Please tell us why your independent registered public accounting firm changed their report date to February 14, 2014 from February 24, 2014. If February 14, 2014 is the correct date, please have your independent registered public accounting firm revise their consent filed as exhibit 21.3 to correspond with the audit report.

> 9. Please tell us why your independent registered public accounting firm added the word "consolidated" when referring to your financial statements since it does not appear that you have any subsidiaries or variable interest entities that you are consolidating. If you have subsidiaries, please file Exhibit 21.1 pursuant to Item 601of Regulation S-K.

> 10. We note your response to comment 25 from our letter dated March 24, 2014. As previously requested, please ensure the audit opinion references the correct footnote when discussing management's consideration of whether your company will continue as a going concern.

Balance Sheet, page F-1

> 11. Either change the line item "common stock" to disclose the number of shares issued and outstanding as of your balance sheet date or tell us why June 30, 2013 is appropriate.

Notes to Financial Statements, page F-5

Note 1. Summary of Significant Accounting Policies, page F-5

Use of Estimates, page F-5

> 12. Either tell us why "Catapult Acquisitions Corp." is referenced here or revise as necessary.

Note 5. Subsequent Event, page F-7

> 13. The date disclosed in this footnote is not the date this Form S-1/A was filed. Either ensure the dates correspond or consider removing the date altogether and disclose that

you have evaluated subsequent events from the balance sheet date through the date of this filing and disclose your conclusions.

14. The disclosure in this footnote indicates that it was updated after the date appearing on your audit opinion; therefore, this footnote appears to be unaudited. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Harold Gewerter, Esq.